RECEIVED

2008 AUG 11 PM 12:56

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 11 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

08031533

SECUR[...]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC RIDGE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 BIRCH STREET, SUITE 215
(No. and Street)

NEWPORT BEACH (City) CALIFORNIA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CHAN 949-200-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRACHTENBERG & PAUKER, LLP
(Name – *if individual, state last, first, middle name*)

100 CROSSWAYS PARK WEST, SUITE 110, WOODBURY (Address) (City) NEW YORK (State) 11797 (Zip Code)

PROCESSED
NOV 14 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN CHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC RIDGE CAPITAL, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trachtenberg & Pauker
Certified Public Accountants

Trachtenberg & Pauker, LLP
100 Crossways Park West
Woodbury, New York 11797

516 496 7100 tel
516 496 7436 fax
www.tpcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Pacific Ridge Capital, LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of Pacific Ridge Capital, LLC as of December 31, 2007 and the related statements of income, members' equity and cash flows for the year ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Ridge Capital, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Woodbury, New York

Trachtenberg & Pauker, LLP

February 20, 2008

PACIFIC RIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	34,670
Receivables from customers, net of allowance for douftful accounts of $45,000		6,000
Furniture and equipment at cost, net of accumulated depreciation of $2,095		12,470
Securities owned:		
Not readily marketable, at estimated market value		92,357
Other assets		10,647
Total Assets		156,144

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses		18,500
Income taxes payable		2,500
Total Liabilities		21,000
Commitments & Contingencies (Note C)		
Members' Equity		135,144
Total Liabilities and Members' Equity	$	156,144

The accompanying notes are an integral part of these financial statements.

END